GEE Group Inc.

7751 Belfort Parkway, Suite 150

Jacksonville, Florida 32256

April 12, 2021 Mr. Daniel Morris Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	GEE Group Inc. Registration Statement on Form S-1, as amended File No. 333-254235

Dear Mr. Morris:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on April 14, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended. By separate letter, the representative of the underwriters for the issuance of the securities being registered joins in this request.

Very truly yours,

GEE GROUP INC.

By:	/s/ Kim Thorpe
Name:	Kim Thorpe
Title:	Chief Financial Officer